Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Nine months ended September 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Net income (loss)	$(16,352)	$16,200	$(18,765)	$(22,898)	$(30,288)	$(43,907)
Fixed charges	455	620	828	805	934	1,636

Total Earnings	$(15,897)	$16,820	$(17,937)	$(22,093)	$(29,354)	$(42,271)

Fixed Charges:
Interest expense	$4	$7	$46	$6	$36	$789
Portion of rent expense representative of interest	451	613	782	799	898	847

Total Fixed Charges	$455	$620	$828	$805	$934	$1,636

Ratio of Earnings to Fixed Charges(1)	—	27.1	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges for certain of these periods. The amount of the coverage deficiency was $16.4 million for the nine months ended September 31, 2013 and $18.8 million, $22.9 million, $30.3 million and $43.9 million for the years ended December 31, 2011, 2010, 2009 and 2008, respectively.